UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER
SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
________________

Commission File Number 0-28578
DASSAULT SYSTEMES
(Exact name of Company as specified in its charter)
________________

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
+33 1 40 99 40 99
(Address, including zip code, and telephone number, including area code, of Company’s principal executive offices)
________________

American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary Share, nominal value €1.00 per share
(Title of each class of securities covered by this Form)
________________

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor companies)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.  Exchange Act Reporting History

A. Dassault Systèmes (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on June 26, 1996 when the registration statement on Form F-1 originally filed with the Securities and Exchange Commission on June 4, 1996 became effective.

B. The Company has filed or submitted all reports required under section 13(a) and 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form and has filed at least one annual report under section 13(a).

Item 2.  Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering (other than in offerings limited to employees of the Company and its subsidiaries) under the Securities Act of 1933 (the “Securities Act”) of ordinary shares, pursuant to the Registration Statement on Form F-3 filed on October 10, 1997.

Item 3.  Foreign Listing and Primary Trading Market

A. The Company has maintained a listing of its ordinary shares on Euronext Paris SA, which is located in the jurisdiction of the Republic of France.  Euronext Paris SA constitutes the primary trading market for the Company’s ordinary shares.

B. The Company’s ordinary shares were initially listed on the Euronext Paris SA (previously the Paris Bourse) on June 28, 1996 under the name Dassault Systèmes.  The Company has maintained a listing of its ordinary shares on Euronext Paris SA for at least the 12 months preceding the filing of this Form.

C. During the 12-month period beginning September 1, 2007 and ending August 31, 2008, 96.25% of trading in the Company’s ordinary shares occurred through Euronext Paris SA.

Item 4.  Comparative Trading Volume Data

The Company’s trading volume data used to rely on Rule 12h-6(a)(4)(i) are as follows:

A. The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is September 1, 2007 to August 31, 2008.

B. During this 12-month period, the average daily trading volume of the Company’s ordinary shares in the United States and on a worldwide basis was approximately 17,909 shares and 527,987 shares, respectively.

C. For the same 12-month period, the average daily trading volume of the Company’s ordinary shares in the United States represents approximately 3.39% as a percentage of the average daily trading volume for that class of securities on a worldwide basis.

D. Not applicable.

E. The Company has not terminated a sponsored American depositary receipt facility regarding its ordinary shares.

F. The Company used Bloomberg as the source of trading volume information with respect to trading on Euronext Paris SA and as the source of the trading volume information with respect to all other tradings including on the American Depositary Shares to determine whether it meets the requirements of Rule 12h-6.

Item 5.  Alternative Record Holder Information

Not applicable.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

A. As required by Rule 12h-6(h), the Company published a notice disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on July 31, 2008 and on September 26, 2008.

B. These notices were disseminated by the major newswire services the Company typically uses to publish its press releases and also published by various news services in the United States.  In addition, these notices were posted on the Company’s website and submitted to the Securities and Exchange Commission on Form 6-K on July 31, 2008 and on September 26, 2008, respectively.

Item 8.  Prior Form 15 Filers

Not applicable.

PART II

Item 9.  Rule 12g3-2(b) Exemption

The Company will publish the information required by Rule 12g3-2(b)(1)(iii) on its Internet Web site at http://www.3ds.com.

PART III

Item 10.  Exhibits

None.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Dassault Systèmes has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Dassault Systèmes certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

DASSAULT SYSTEMES

Dated: October 16, 2008	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Senior EVP and Chief Financial Officer